# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Upstart Holdings, Inc., CIK 0001647639
CUSIP: 91680M107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2950 S. Delaware Street,, Suite 410,, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-002019
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,598,759; sole dispositive power 0; shared dispositive power 4,599,059; aggregate amount beneficially owned 4,599,059 (4.9% of the class)
  Comment: Subsequent to our most recent filing for this Issuer dated January 8, 2025, the Issuer filed a Form 8-K/A that reported 93,469,721 shares of Common Stock outstanding as of December 31, 2024. This updated amount of shares outstanding was used to calculate the percent of class represented by the aggregate amount beneficially owned by each reporting person.
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,564,936; sole dispositive power 0; shared dispositive power 4,564,936; aggregate amount beneficially owned 4,564,936 (4.9% of the class)
  Comment: Subsequent to our most recent filing for this Issuer dated January 8, 2025, the Issuer filed a Form 8-K/A that reported 93,469,721 shares of Common Stock outstanding as of December 31, 2024. This updated amount of shares outstanding was used to calculate the percent of class represented by the aggregate amount beneficially owned by each reporting person.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,598,759; sole dispositive power 0; shared dispositive power 4,599,059; aggregate amount beneficially owned 4,599,059 (4.9% of the class)
  Comment: Subsequent to our most recent filing for this Issuer dated January 8, 2025, the Issuer filed a Form 8-K/A that reported 93,469,721 shares of Common Stock outstanding as of December 31, 2024. This updated amount of shares outstanding was used to calculate the percent of class represented by the aggregate amount beneficially owned by each reporting person.

## Item 1. Issuer
Name of issuer: Upstart Holdings, Inc.
Address of issuer's principal executive offices: 2950 S. Delaware Street, Suite 410, San Mateo, CA 94403

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 4,599,059 shares
This is composed of (i) 1,558,354 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 1,311,300 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 1,694,235 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iv) 35,170 shares under the management of D. E. Shaw Investment Management, L.L.C.

D. E. Shaw & Co., L.L.C.: 4,564,936 shares
This is composed of (i) 1,558,354 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 1,311,300 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 1,694,235 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iv) 1,047 shares in the name of D. E. Shaw Investment Management Special Investment Fund, L.L.C.

David E. Shaw: 4,599,059 shares
This is composed of (i) 1,558,354 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 1,311,300 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 1,694,235 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iv) 35,170 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., which in turn is the investment adviser of D. E. Shaw Investment Management Special Investment Fund, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Investment Management Special Investment Fund, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 4,598,759 shares, and the shared power to dispose or direct the disposition of 4,599,059 shares, the 4,599,059 shares as described above constituting 4.9% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 4,599,059 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 4.9%
D. E. Shaw & Co., L.L.C.: 4.9%
David E. Shaw: 4.9%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 4,598,759 shares
D. E. Shaw & Co., L.L.C.: 4,564,936 shares
David E. Shaw: 4,598,759 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 4,599,059 shares
D. E. Shaw & Co., L.L.C.: 4,564,936 shares
David E. Shaw: 4,599,059 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated February 14, 2025.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (02/14/2025)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (02/14/2025)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (02/14/2025)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.